Sunburst Acquisitions V, Inc.

Room 2305A, 23/F,

World-Wide House, 19 Des Voeux Road,

Central, Hong Kong

June 28, 2018

VIA EDGAR

Mara L. Ransom

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Consumer Products

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Sunburst Acquisitions V, Inc. Registration Statement on Form S-1/A Filed June 20, 2018 File No. 333-223749

Dear Ms. Ransom:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sunburst Acquisitions V, Inc., a Colorado corporation (the “Company”), hereby requests that the effective date of the above-referenced registration statement on Form S-1, as amended, (the “Registration Statement”) be accelerated be accelerated to and that the Registration Statement become effective at 4 p.m. Eastern Time on July 2, 2018, or as soon as practicable thereafter.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from our counsel, Hunter Taubman Fischer & Li LLC.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Hunter Taubman Fischer & Li LLC, by calling Ying Li at (212) 530-2210, and then send written confirmation to the addressees listed on the cover of the Registration Statement. Thank you for your assistance in this matter.

Very truly yours, SUNBURST ACQISUTIONS V, INC.

By:	/s/ Terence Ho
Name:	Terence Ho
Title:	Chief Executive Officer